AGAVE SILVER CORP.             TSX venture Exchange: AGV

1601 – 675 West Hastings Street                    U.S. 20-F Registration: 000-29870

Vancouver, BC Canada V6B 1N2                      OTC Bulletin Board: ASKDf

                                                      Frankfurt Stock Exchange: dfl

Tel: (604) 687-4622 Fax: (604) 687-4212

Toll free: 1-888-267-1400 Email: info@agavesilver.com

September 18, 2014

AGAVE TARGETS HIGHER SILVER-GOLD GRADES

Vancouver, BC –September 18, 2014-Agave Silver Corp. ((TSX-V: AGV)( "Agave" or the "Company") is pleased to provide an update on the Nuevo Milenio gold-silver property (“The Property”).

Al Workman, P. Geo., Vice-President of Watts, Griffis and McOuat Limited (“WGM”), a well-recognized consulting firm based in Toronto, Canada, carried out a detailed property examination during 24-28 March, 2014. Mr. Workman is a Qualified Person in accordance with NI 43-101 definitions and requirements. A letter-style technical report dated 11 June, 2014, was subsequently delivered to Agave detailing his findings.

The objective of the field work was to follow up on the NI 43-101 report dated March 20, 2013 previously authored by WGM and available on the Agave web site (www.agavesilver.com). In detail, the purpose was to obtain a clearer understanding of the geological and tectonic setting of silver-gold mineralization, to review the work completed in the past, and to investigate in detail the explored and drilled portions of the known hydrothermal systems. The main conclusions of the report follow:

1.	The zones of mineralization identified, and extensively drilled on the Property are within the uppermost part of a low sulphidation epithermal system that has several component structural branches;
2.	All Mineral Resources previously reported (20 April, 2013) for the Property are located within the uppermost part of the epithermal system;
3.	The known strike length and persistence of these structures suggest they are highly unlikely to die out at depth;
4.	Based on the epithermal system model, the potential for coalescing structures to develop into more strongly mineralized zones is clear;
5.	Many of the major epithermal deposits in Mexico have substantial vertical ranges, and the majority of the mineralization occurs just above and below the level of convergence (eg: Fresnillo); and,
6.	None of the past drill holes were targeted to test any deeper, possibly higher grade areas where the various zones (structures) may converge (area of potential bonanza silver grades).

The WGM report recommends additional drilling to test zones that have not yet been drilled and to selectively test below the zones currently defined as having Mineral Resources. Discussions between WGM and Agave have concluded that this might best be accomplished with a 2-phased exploration program. Phase 1 calls for 2,500 m of diamond drilling to test shallower, higher grading parts of the epithermal system at a cost of $800,000.00 overall. Phase 2, calls for 10,000 m of diamond drilling, including deep drilling to test for potential high-grade zones and to drill test other known targets at an estimated cost of $3 million.

The Company plans to complete the Environmental impact study and application for a land use permit to facilitate execution of the foregoing recommended work program.

Agave Silver Corp. is a silver-gold exploration company. To learn more about Agave Silver please click here http://www.agavesilver.com

On behalf of the board of Agave Silver Corp.

Ronald M. Lang

President & CEO

For Investor Relations please call: Rob Paul at 604-817-6010 or Ron Lang at 604-558-3908.

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@agavesilver.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking statements in this news release include statements about the Company’s Nuevo Milenio Property and potential mineralization thereon; additional drilling on the Nuevo Milenio Property and the 2-phased exploration program; an environmental impact study on the Property and an application for a land use permit to facilitate execution of a work plan; and the NI 43-101 Technical Report on the Nuevo Milenio Property.

In connection with the forward-looking information contained in this news release, the Company has made numerous assumptions, regarding, among other things, the geological, metallurgical, engineering, financial and economic advice that the Company has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While the Company considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies. Additionally, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. Known risk factors include, among others: the actual mineralization at the Nuevo Milenio Property may not be as favorable as suggested by the NI 43-101 Technical Report; further exploration and drilling on the Nuevo Milenio Property may not occur on a timely basis, or at all; an environmental impact study and application for a land use permit may never be made or obtained; economically viable mineralization may never be identified or successfully mined on the Nuevo Milenio Property; fluctuations in commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, and estimated economic return; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com. All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.